UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 February 2023

To:	Australia Securities Exchange

New York Stock Exchange

RESULTS PRESENTATION FOR THE HALF YEAR ENDED 31 DECEMBER 2022

Attached are the presentation slides for BHP’s HY2023 Results Presentation by the Chief Executive Officer and Chief Financial Officer.

A video of this presentation can be accessed at: https://www.bhp.com/financial-results

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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BHP December 2022 Half year results Escondida

Disclaimer The information in this presentation is current as at 21 February 2023. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2022. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium-term guidance; reserves and resources and production forecasts; operational performance; expectations; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions, including, but not limited to, our announced proposed acquisition of Oz Minerals; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on management’s current expectations and reflect judgements, assumptions, estimates and other the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the FY2022 Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2022 compared with the half year ended 31 December 2021; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2022 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly owned with Mitsubishi, and the BHP Mitsui Coal (BMC) asset until our 80 per cent interest in BMC was sold to Stanmore Resources on 3 May 2022. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 19. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to Non-IFRS financial information set out on pages 53 – 65 of the BHP Results for the year ended 31 December 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the FY2022 Annual Report and Form 20-F for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2022 to 31 December 2022. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 21 February 2023 2

BHP Financial results Half year ended 31 December 2022 Mike Henry Chief Executive Officer Western Australia Iron Ore

H1 performance Colleague tragically lost in fatal incident at WAIO in February 2023 Operating performance remains steady Strong financial performance and shareholder returns Production guidance held and coal cost guidance revised Accelerating studies for growth options, OZL proposed acquisition on track Note: WAIO – Western Australia Iron Ore; OZL – OZ Minerals Limited. Financial results 21 February 2023 4

H1 FY23 operational and financial performance

A strong set of results despite increased external pressures

Safety	**↓ 20%** Decline in high-potential injury (HPI) frequency from H1 FY22[1]	Unit costs	**Controlling costs** Cost guidance for Escondida and WAIO unchanged, and BMA and NSWEC cost guidance increased largely due to significant wet weather impacts and inflation[4]
Production	**Reliable performance** Record H1 performance at WAIO[2]; Group guidance ranges unchanged with Escondida and BMA trending to the low end of ranges[3]	EBITDA	**US$13.2 bn** Underlying EBITDA at 54% margin
Growth	**Progressing our options** Jansen Stage 1 and WAIO debottlenecking to >300 Mtpa, accelerating other studies	Shareholder returns	**90 US cps** Interim dividend determined, equivalent to US$4.6 bn

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal.

Financial results
21 February 2023
5
BHP

H1 FY23 social value highlights

Making significant contributions where we operate and putting our Social Value Framework into action

Taxes and royalties	**US$7.5 bn** paid to Governments through taxes and royalties[5]	Female representation	**> 33%** female representation across the Group, ↑ 16% points since FY16
Operational GHG emissions	**On track** to meet our FY30 target, 24% decline between our FY20 baseline[6] and FY22, with further reduction in H1 FY23	Indigenous procurement	**↑ 111%** US$141 m in H1 FY23, up from US$67 m in H1 FY22, supporting local employment opportunities to help build long-term business capability[8]
Biodiversity and ecosystems	**50%** completion of Important Biodiversity and Ecosystems baseline mapping for all land and water areas, on track for full completion by the end of FY23[7]	Value chain emissions	**17% of global steel production** emissions reduction partnerships now with six leading steelmakers representing 17% of global steel production[9]

Financial results
21 February 2023

6

BHP

BHP Financial results Half year ended 31 December 2022 David Lamont Chief Financial Officer Escondida

Financial performance Strong earnings at a 54% underlying EBITDA margin and 29.4% ROCE Summary financials One of the highest HY earnings in the last decade(i) H1 FY23 % change10 (US$ billion) (US cents per share) Underlying EBITDA 13.2 28% 300 Underlying EBITDA margin 54% 250 Underlying EBIT 10.8 31% Adjusted effective tax rate11 29.5% 200 Adjusted effective tax rate incl. royalties11 40.2% Underlying attributable profit 6.6 32% 150 Net exceptional items (0.1) 100 Attributable profit 6.5 Underlying basic earnings per share 130.3 US cps 32% 50 Dividend per share12 90 US cps 40% Net operating cash flow 6.8 41% 0 FY18 FY19 FY20 FY21 FY22 FY23 Capital and exploration expenditure 3.0 5% Net debt13 6.9 13% Underlying basic EPS (H1) Underlying basic EPS (H2) (i) Presented on a total operations basis. Financial results 21 February 2023 8

Group EBITDA waterfall Strong controllable cost performance, lower prices and external inflation the biggest drivers Underlying EBITDA variance (US$ billion) External US$(4.5) billion Controllable US$(0.2) billion 20 18.5 18.0 15 0.4 0.7 13.5 13.2 (3.9) (1.0) (0.5) (0.4) Inflationary pressures by category Largely due to the unfavourable impacts of 10 (US$ bn) inventory movements 0.0 (0.4) (0.8) (1.2) 5 Diesel Explosives CPI17 and other 0 H1 FY22 Price15 Foreign Inflation16 Baseline Volumes Controllable18 Other 19 H1 FY23 exchange costs Note: US$0.5 bn ceased and sold operations impact14, predominantly the contribution of BHP Mitsui Coal (BMC) prior to divestment of our 80% interest on 3 May 2022. Financial results 21 February 2023 9

Segment performance

Iron ore

EBITDA:	US$7.6 bn
EBITDA margin:	65%
WAIO unit cost[20]:	US$18.30/t
WAIO C1 unit cost[21]:	US$15.50/t

Nickel

EBITDA:	US$0.1 bn
EBITDA margin:	10%

- Slower ramp up of refinery following planned maintenance

Copper

EBITDA:	US$2.8 bn
EBITDA margin:	44%
Escondida unit cost[20]:	US$1.44/lb

Potash

- Jansen Stage 1 continues to be on time and on budget
- Stage 1: 16% complete
- Construction and equipment procurement progressing
- US$2.5 bn in contracts awarded to date

Metallurgical coal

BMA EBITDA:	US$1.4 bn
BMA EBITDA margin:	40%
BMA unit cost[20]:	US$100.23/t

Energy coal[22]

NSWEC EBITDA:	US$1.2 bn
NSWEC EBITDA margin:	62%
NSWEC unit cost[20]:	US$101.07/t

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal.

Financial results
21 February 2023
10
BHP

BHP Business update Half year ended 31 December 2022 Mike Henry Chief Executive Officer Jansen

Portfolio positively leveraged to megatrends

Built to compete in a complex but opportunity-rich environment

BHP Portfolio

Copper
Largest endowment[23]

Nickel
Second largest sulphide resources[24]

Iron Ore
Lowest cost iron ore producer[25]

Metallurgical Coal
Leading met coal supplier

Potash
Large-scale resource supports up to 100 years of operation[26]

TRADITIONAL DEMAND	DECARBONISATION	COST COMPETITIVENESS	SUPPLY HEADWINDS
Attractive fundamentals	Demand amplification, rising material intensity	Steeper cost curves, margin expansion for best operators	Tighter balances, durable inducement pricing
Population growth	Climate-positive land use	End-to-end logistics	Lack of new discoveries
Urbanisation	Decarbonising power	Economies of scale	Changing societal expectations
Industrialisation	Electrifying transport	Operational decarbonisation	Geological inflation
Living standards	Electrifying buildings	Operational productivity	Regulatory uncertainty
Capital stock turnover	Decarbonising industry	Managing labour challenges	Geopolitical risk

Financial results
21 February 2023

12

BHP

Near term growth Projects at WAIO and Jansen are underway and on track Growth to >300 Mtpa, studying options for 330 Mtpa Stage 1 on track, Stage 2 studies accelerated Rail and port debottlenecking and optimisation to deliver >300 Mtpa at WAIO Jansen Stage 1 project execution at 16% and running to plan and budget, targeting first production by the end of CY26 with 81% of engineering Studies for growth to 330 Mtpa to be completed in FY25 complete and 85% of procurement orders placed Ability to leverage existing infrastructure (e.g. Yandi) and beneficiation will be Stage 2 feasibility study commenced, now expected to be completed in FY24 key considerations Financial results 21 February 2023 13

Accelerating our future facing options We are accelerating studies across a range of organic growth options in copper, nickel and potash Organic opportunities in copper Longer term opportunities Jansen Stages 3-4 (Potash) Accelerating options Escondida Brownfield Options (Copper) Escondida and Pampa Norte 1.2 Mtpa medium term production guidance at Escondida Resolution (Copper) Options to add production including concentrator strategy and leaching Pampa Norte Brownfield Options (Copper) Nickel West Olympic Dam and Oak Dam Expansion Studying two stage smelter at Olympic Dam (Nickel) Olympic Dam & Oak Dam Growth Further drilling at Oak Dam towards initial resource definition (Copper) OZ Minerals integration post completion of proposed acquisition27 Antamina Life Extension (Copper) Note: Completion of the proposed OZL acquisition is subject to the Scheme becoming effective in accordance with the Scheme Implementation Deed27. Financial results 21 February 2023 14

Innovative and agile in our approach We are creating and accelerating longer term options Metals Exploration Ventures Innovative machine learning to define next Investing in emerging technology Dedicated to accelerating innovative, generation of targets under cover; 15 new companies with the potential to unlock early-stage mineral exploration concepts by Areas of Interest in Chile for copper, 5 in decarbonisation pathways and future offering candidates funding, in-kind services, Australia for nickel. Further roll-out in Peru growth opportunities for BHP mentorship and coaching, and more and the United States underway Screened >1,200 opportunities to date, Hundreds of applications, seven selected New partnerships in Canada and Serbia invested in more than 20 high-quality expanding option set holdings in three years Focus areas: Nickel Decarbonising our operations 20% H1 FY23 Growth in our resource base Greenfield Exploration Spend Growth along our value chain Copper Seeding new potential business platforms 80% Financial results 21 February 2023 15

OZ Minerals proposed acquisition progressing

South Australian copper basin

Agreed terms	• Acquisition of 100% of OZL • To be executed by way of a scheme of arrangement • Cash price of A$28.25 per OZL share (A$9.8 billion[28])[29]
Benefits to OZL shareholders	• In BHP's view it provides an attractive premium and cash certainty • Unanimous recommendation from the OZL Board to vote in favour[30]
Benefits to BHP shareholders	• Increased exposure to future facing commodities • Attractive potential synergies • Pipeline of potential growth opportunities
Indicative transaction timetable	• Scheme booklet to OZL shareholders: early March 2023 • OZL shareholder Scheme meeting: April 2023 • Implementation date: late April / early May 2023 (subject to satisfaction of conditions including regulatory approvals)

Note: Transaction timetable is indicative only and subject to change.



BHP tenements
OZL tenements
Producing asset
Project
Major road
Power transmission(i)
Prominent Hill
Olympic Dam
~180km
~180km
Oak Dam
Carrapateena
South Australia
0 km 50

(i) Figures represent the approximate distance of each power transmission line.

Financial results
21 February 2023
16
BHP

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and Social Value commitment Operational Disciplined Value and returns excellence capital allocation World class Driving Agile decision Strong Embedded A framework Commitment to Increasing Exceptional assets improvement making and balance Capital for growth Social Value exposure to shareholder in culture and strategic sheet Allocation with an active and future facing returns capability flexibility Framework pursuit of sustainability commodities opportunities Financial results 21 February 2023 17

BHP

Footnotes 1. Slide 5: There were zero fatalities during the December 2022 half. A fatal incident occurred subsequently at our WAIO operations in February 2023. 2. Slide 5: WAIO achieved record production of 146 Mt (100% basis) for the half year. 3. Slide 5: Production guidance for the 2023 financial year remains unchanged, with Escondida and BMA trending to the low end of their respective guidance ranges. 4. Slide 5: Full year unit cost guidance for BMA and NSWEC has been increased, largely reflecting production impacts from significant wet weather and inflationary pressures. 2023 financial year unit cost guidance: Escondida US$1.25-1.45/lb, WAIO US$18-19/t, BMA US$100-105/t and NSWEC US$84-91/t; based on exchange rates of AUD/USD 0.72 and USD/CLP 830. 5. Slide 6: We paid US$7.5 billion in taxes and royalties to governments in the December 2022 half year. 6. Slide 6: For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC, and for methodological changes (use of Intergovernmental Panel on Climate Change Assessment Report 5 AR5 Global Warming Potentials and move to facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions to aid comparability. The use of carbon offsets will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate. Data is indicative and is subject to non-financial assurance reviews. 7. Slide 6: Baseline mapping of Important Biodiversity and Ecosystems (IBEs) in the Minerals Australia region is complete, and on track to complete in the Minerals Americas region by the end of the 2023 financial year. This will be used to identify priority areas for action to meet our 2030 goal of creating nature positive outcomes by having at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices. 8. Slide 6: Global Indigenous procurement spend. On track to achieve FY23 target of US$269 million purchases from Indigenous vendors, which is an 80% increase on FY22 and more than triple our spend in FY21. 9. Slide 6: BHP has partnerships with global majors POSCO, China Baowu, JFE Steel, HBIS Group, TATA Steel and ArcelorMittal. These companies account for more than 17 per cent of reported global steel production, based on CY21 data from the World Steel Association. 10. Slide 8: Relative to H1 FY22 on a continuing operations basis. 11. Slide 8: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 12. Slide 8: Dividend per share refers to cash dividends. 13. Slide 8: Relative to H1 FY22 on a total operations basis. 14. Slide 9: Total H1 FY22 underlying EBITDA (on a continuing operations basis) of $18.5bn adjusted for $0.5bn ceased and sold operations impact. This is predominantly the contribution from BMC prior to divestment of our 80 per cent interest in BMC to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited, on 3 May 2022. 15. Slide 9: Price: net of price-linked costs. 16. Slide 9: Inflation: includes CPI increases across the cost base, and price increases for consumable costs including diesel and explosives. 17. Slide 9: CPI is exclusive of any CPI relating to diesel, explosives and other consumable materials. 18. Slide 9: Controllable costs: Largely due to the unfavourable impacts of inventory movements: at WAIO, to support supply chain performance amidst lower labour availability (US$241 million); and at Olympic Dam, following a stock build during SCM21 in the prior period (US$165 million). Higher costs at Escondida and Spence primarily reflected one-off contractor costs and higher consumables costs. Higher costs at BMA resulted from the production impacts of significant wet weather. 19. Slide 9: Other includes the recovery of lower freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages and lower profit at Antamina largely driven by lower realised copper prices. 20. Slide 10: Average realised exchange rates for H1 FY23 of AUD/USD 0.67 (FY23 guidance rate AUD/USD 0.72) and USD/CLP 920 (FY23 guidance rate USD/CLP 830). 21. Slide 10: WAIO C1 cost: excludes royalties (government and third party royalties), exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income. 22. Slide 10: Total revenue from thermal coal sales, including NSWEC and BHP’s share of BMA, was US$2,123 million (H1 FY22: US$1,175 million). 23. Slide 12: Largest copper endowment on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. 24. Slide 12: Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: FY2022 BHP Annual Report. 25. Slide 12: Based on published unit costs by major iron ore producers, as reported at 31 December 2022. 26. Slide 12: Based on a Reserve life of 94 years as reported in BHP’s 17 August 2021 news release, available to view on www.bhp.com, with further optionality from Jansen’s 5,230 Mt Measured Resource base. 27. Slide 14: BHP has entered into a Scheme Implementation Deed with OZ Minerals Limited (OZL) to acquire 100% of OZL by way of a scheme of arrangement for a cash price of A$28.25 per OZL share (Scheme). The implementation of the Scheme is subject to satisfaction of certain conditions including receipt of approvals from regulators in relevant jurisdictions (including Brazil, now received, and Vietnam), an independent expert concluding that the Scheme is in the best interests of OZL shareholders, OZL shareholder approval, Australian court approval, no material adverse change in relation to OZL and no prescribed occurrences occurring. 28. Slide 16: On a fully diluted enterprise value basis, updated for OZL net debt of A$254 million as at 31 December 2022. 29. Slide 16: Less the amount of any dividend declared and to be paid by OZL. 30. Slide 16: In the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of OZL shareholders. Financial results 21 February 2023 19

BHP Appendix

Safety and social value indicators

We are making good progress on our safety and social value targets/goals

Key safety indicators[1]	H1 FY23	FY22	H1 FY22	Target/Goal
Fatalities	0	0	0	Zero work-related fatalities
High Potential Injury (HPI) frequency (per million hours worked)	0.13	0.14	0.17	Year-on-year improvement of HPI frequency
Total Recordable Injury Frequency (TRIF) (per million hours worked)	4.1	4.0	3.8	Year-on-year improvement in TRIF

Key social value indicators[1,2]	H1 FY23	FY22	H1 FY22	Target/Goal
Operational greenhouse gas (GHG) emissions (Mt CO_2-e)	5.0	11.0	5.9	Reduce operational GHG emissions by at least 30% from FY20 levels[3] by FY30
Value chain emissions: Steelmaking	✓	✓	✓	2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030
Value chain emissions: Maritime transportation	✓	✓	✓	2030 goal to support 40 per cent emissions intensity reduction of BHP-chartered shipping of BHP products
Community and social investment (US$ million)	41.1	186.4	46.9	At least one per cent of pre-tax profit[4]
Indigenous procurement spend (US$ million)	141.3	149.9	67.0	Purchases from Indigenous vendors of US$269 million in FY23
Female workforce participation (%)	33.6	32.3	30.6	Aspirational goal for gender balance by the end of FY25[5]
Australia[6] Indigenous workforce participation (%)	8.3	8.3	8.0	Aim to achieve 9.7% by the end of FY27
Chile[7] Indigenous workforce participation (%)	-[7]	8.7	8.5	Aim to achieve 10% by the end of FY25
Canada[8] Indigenous workforce participation (%)	6.7	7.2	5.2	Aim to achieve 20% by the end of FY26

1. All data points are presented on a total operations basis, unless otherwise noted, and are indicative and subject to non-financial assurance reviews. FY22 data for safety, social investment and workforce participation includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).
2. Includes selection of key social value framework metrics. Additional metrics will be included annually in BHP's Annual Report.
3. For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for Discontinued operations (US Onshore and Petroleum) and the divestment of BMC, and for method changes (use of Intergovernmental Panel on Climate Change Assessment Report 5 AR5 Global Warming Potentials and the move to a facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. The use of carbon offsets will be governed by BHP's approach to carbon offsetting described at bhp.com/climate.
4. Prior to FY23, our voluntary social investment has been calculated as 1 per cent of the average of the previous three years' pre tax profit. For FY23 - FY30, our social investment will be assessed as a total over the seven year goals period to FY30, rather than calculated as an average of the previous three years' pre-tax profit.
5. We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organisation and HESTA.
6. Minerals Australia operations employees in Australia.
7. Minerals Americas operations employees in Chile. H1 FY23 data not yet available due to a change in the data compilation process. The new process is not expected to result in a significant variation to progress against the target.
8. Jansen Potash project and operations employees in Canada.

Financial results
21 February 2023
21
BHP

BHP | Foundation

Creating an equitable and sustainable future for people and planet

- A charitable organisation working with partner organisations to help solve the world's most complex social and environmental challenges.
- The independent work of the BHP Foundation's portfolio complements BHP's Social Value approach, addressing these challenges on a national and global scale.

Program outcomes and impact



10 Deserts:
The world's largest Indigenous-led connected conservation network, spanning 35% of the Australian continent, creating jobs, maintaining culture, and keeping Australia's deserts healthy



Second Chance Education:
67,000+ women from Indigenous, refugee, displaced and low-income groups access learning, entrepreneurship and employment in India, Mexico, Chile, Australia and Cameroon



Open Contracting:
60% of medicines purchased up to 80% more cheaply through public procurement reform in Chile, saving government ~US$9M in the first year



Internet of Water:
Building modern water data infrastructure systems across eight US states to enable more equitable and sustainable water management



IdeoDigital:
3,800 students in 80+ public schools in Chile access computer science education to build the digital skills required for jobs of the future



RISE Ukraine:
A coalition of 40+ organisations designing Ukraine's reconstruction as a model of integrity, sustainability and efficiency to deliver modern, people-centred infrastructure for Ukrainian citizens

Complementary BHP Social Value pillars:

- Decarbonisation
- Healthy environment
- Indigenous partnerships
- Safe, inclusive and future ready workforce
- Thriving, empowered communities
- Responsible supply chains

Financial results
21 February 2023
22
BHP

Samarco and Renova Foundation

Significant contribution to local economy: >20,000 jobs, R$28.1 billion spent on reparation and compensation programs

Renova

- ~410,000 people have received indemnification and emergency financial aid so far, totalling R$13.6 billion paid to affected people
- **42 programs** to restore the environment and re-establish affected communities
- More than **9,600 direct and indirect jobs** created by Renova



Resettlement

- **~70% of resettlement cases completed** across the region, with a further ~15% in progress
- **R$3.4 billion** spent on resettlement
- The new communities of Bento Rodrigues and Paracatu de Baixo are expected to be ready to receive residents from the first quarter of 2023



Samarco

- ~12,000 direct and indirect jobs created by Samarco, and R$2.3 billion in taxes estimated since restart in December 2020
- Filling and commissioning of Candonga[1] Hydro Power Plant is complete with operational restart scheduled in February 2023
- Força Local Program: approximately R$1.0 billion spent with local suppliers in Minas Gerais and Espirito Santo states



1. Candonga is the Risoleta Neves Hydro Power Plant impacted by the dam failure.

Note: Resettlement cases completed includes completed construction (handover to families in progress) or cash payment solution. R$2.3 billion in taxes until December 2022 includes taxes generated from Samarco's value chain activities.

Financial results
21 February 2023
23
BHP

Continued capital allocation discipline

Our balance sheet is strong

H1 FY23

Operating productivity	Capital productivity

Net operating cash flow

US$6.8bn

Maintenance capital	US$1.1 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend	US$5.8bn

Excess cash

US$(0.9) bn

Balance sheet	Additional dividends	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$(5.6) bn	US$2.9 bn	US$0.0 bn	US$1.9 bn	US$(0.1) bn

- US$1.2 bn improvement
- US$0.1 bn major capital in steel making
- US$0.5 bn major capital in future facing commodities (FFC)
- US$0.2 bn exploration

Note: Excess cash includes total net cash outflow of US$0.8 billion (H1 FY22: US$1.4 billion) which comprises dividends paid to non-controlling interests of US$0.5 billion (H1 FY22: US$1.3 billion); net investment and funding of equity accounted investments of US$0.4 billion (H1 FY22: US$0.2 billion) and an adjustment for exploration expenses of US$(0.1) billion (H1 FY22: US$(0.1) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
21 February 2023
24
BHP

Return on Capital Employed ROCE of 29.4% for H1 FY23 ROCE ROCE by asset (%) (%) 55 60 50 45 50 40 40 35 Antamina1 30 30 BMA WAIO Escondida 25 20 20 15 10 Pampa Olympic Norte 10 Dam Nickel West 0 5 Potash 0 (10) FY18 FY19 FY20 FY21 FY22 FY23 0 10 20 30 40 50 Half year results (total) Full year results (total) Average capital employed (US$ billion) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. Antamina: average capital employed represents BHP’s equity interest. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the debt for the last two reporting periods. rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Financial results 21 February 2023 25

Balance sheet Net debt of US$6.9 billion and gearing of 12.9% Movements in net debt Debt maturity profile2 (US$ billion) (US$ billion) 6 8 0.6 6.9 0.3 0.5 6 8.7 4 4 2 0.3 (3.5) 2 0 (2) 0 (4) FY23 FY24 FY25 FY26 FY27 FY28 FY29 FY30 FY31—Post FY22 Free cash flow Dividends paid Dividends paid Lease Other H1 FY23 FY40 FY41 to NCI 1 additions movements US$ Euro Sterling C$ Bonds3 Bonds3 Bonds3 Bonds Subsidiaries 34% 27% 17% 5% 17% % of portfolio Capital markets 83% Asset financing 17% 1. NCIs: dividends paid to non-controlling interests of US$0.5 billion predominantly relate to Escondida. 2. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 31 December 2022; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 3. Debt maturity profile: includes hybrid bonds (2% of portfolio, in Euro) with maturity shown at first call date. Financial results 21 February 2023 26

BHP guidance Capital and exploration expenditure (US$ bn) 7.6 Cash basis. Including: Maintenance capital 3.5 Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Improvement capital 2.6 Major capital in steel making 0.2 Major capital in FFC 1.0 Includes Jansen. Exploration 0.4 Copper production (kt) 1,635 – 1,825 Escondida: 1,080 – 1,180 kt; Pampa Norte: 240 – 290 kt; Olympic Dam: 195 – 215 kt; Antamina: 120 – 140 kt (zinc 115 – 135 kt). Capital and exploration expenditure (US$ bn) 3.1 Includes ~US$142 million exploration expenditure. Escondida Copper production (kt, 100% basis) 1,080 – 1,180 ~1,200 FY23e low end. ~1,200 kt represents average copper production per annum over medium term. Unit cash costs (US$/lb) 1.25 – 1.45 <1.15 Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 830. FY23e tracking towards the upper end of full year guidance (at guidance exchange rates). Financial results 21 February 2023 27

BHP guidance (continued)

Iron Ore	FY23e	Medium term	
Iron ore production (Mt)	249 – 260		Western Australia Iron Ore: 246 – 256 Mt; Samarco 3 – 4 Mt.
Capital and exploration expenditure (US$ bn)	2.2		
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	278 – 290	>300	
Unit cash costs (US$/t)	18 – 19	<17	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.72. FY23e tracking towards the upper end of full year guidance (at guidance exchange rates).
Sustaining capital expenditure (US$/t)	–	~5	Medium term average; +/- 50% in any given year. Excludes costs associated with carbon abatement and automation programs.

Coal	FY23e	
Capital and exploration expenditure (US$ bn)	0.6	
BMA		
Production (Mt, 100% basis)	58 – 64	FY23e low end.
Unit cash costs (US$/t)	100 – 105	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.72.
NSWEC		
Production (Mt, 100% basis)	13 – 15	Over the period to 2030, when we plan to cease mining, production is expected to remain broadly in line with current levels of 13 – 15 Mtpa.
Unit cash costs (US$/t)	84 – 91	

Other	FY23e	
Nickel production (kt)	80 – 90	
Other capex (US$ bn)	1.6	Includes Nickel West, Jansen and other.
Including: Jansen S1 (US$ m)	860	

Financial results
21 February 2023
28
BHP

Key Underlying EBITDA sensitivities Approximate impact1 on H2 FY23 Underlying EBITDA of changes of: US$ million US$1/t on iron ore price2 116 US$1/t on metallurgical coal price 10 US¢1/lb on copper price2 19 US$1/t on energy coal price2 8 US¢1/lb on nickel price 0.8 AUD (USË~1/A$) operations3 75 CLP (US¢0.10/CLP) operations3 12 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: based on average exchange rate for the period. Financial results 21 February 2023 29

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 21, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary